Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Supplemental Pro Forma Year Ended September 29, 2012(b)	Three Months Ended December 29, 2012	Fiscal Year Ended
			September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009	September 27, 2008
Earnings:
Income (loss) before provision for income taxes	$(322,020)	$(7,353)	$(61,661)	$227,386	$(54,991)	$(2,154,130)	$(327,272)
Fixed charges	296,421	73,654	146,348	121,472	133,603	142,400	140,311
Interest capitalized during the period	—	—	—	—	(25)	(372)	(533)
Amortization of capitalized interest	134	34	134	93	—	—	—

Total earnings (losses)	$(25,465)	$66,335	$84,821	$348,951	$78,587	$(2,012,102)	$(187,494)

Fixed charges:
Interest expense	$289,671	$72,081	$140,287	$114,846	$127,107	$134,957	$133,043
Interest capitalized during the period	—	—	—	—	25	372	533
Estimate of interest within rental expense	6,750	1,573	6,061	6,626	6,471	7,071	6,735

Total fixed charges	$296,421	$73,654	$146,348	$121,472	$133,603	$142,400	$140,311

Ratio of earnings to fixed charges(a)	—	—	—	2.87	—	—	—

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of our income (loss) before provision for income taxes plus our fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)	In the three months ended December 29, 2012, and fiscal 2012, 2010, 2009 and 2008, we incurred losses from pre-tax continuing operations, and as a result, our earnings were insufficient to cover our fixed charges by $7.3 million, $61.5 million, $55.0 million, $2.15 billion and $327.8 million, respectively. On a pro forma basis for fiscal 2012, our pro forma earnings were insufficient to cover pro forma fixed charges by $321.9 million.

(b)	The supplemental pro forma information has been adjusted to give pro forma effect to our acquisition of Gen-Probe Incorporated, which was completed on August 1, 2012, as if it occurred on September 25, 2011 (the first day of fiscal 2012) and includes adjustments that are (1) directly attributable to the acquisition and related debt financing, (2) factually supportable, and (3) expected to have a continuing impact on the combined results.